[Royal Financial, Inc. Letterhead]

November 10, 2004

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:        Division of Corporation Finance

Mr. William Friar

Ms. Kathryn McHale

Re:	Royal Financial, Inc.

Registration Statement on Form SB-2 (Registration No. 333-119138)

Request for Acceleration of Effectiveness

Dear Mr. Friar and Ms. McHale:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, Royal Financial, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern time, on November 12, 2004, or as soon thereafter as practicable.

With respect to the Registrant’s request for acceleration of the effective date of the registration statement, please be advised that the Registrant acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Royal Financial, Inc.

By:	/s/ Donald A. Moll
Donald A. Moll President and Chief Executive Officer